Performance Sports Group Reports Record Fiscal Third Quarter 2015 Results
EXETER, NH - April 13, 2015 - Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) (“Performance Sports Group” or the “Company”), a leading developer and manufacturer of high performance sports equipment and apparel, reported financial results for its fiscal third quarter and nine months ended February 28, 2015. All figures are in U.S. dollars.

Fiscal Q3 2015 Financial Highlights vs. Year-Ago Quarter

•	Revenues up 121% to a record $137.7 million (up 127% in constant currency)

•	Hockey revenues up 9% to a record $53.9 million (up 16% in constant currency)

•	Lacrosse revenues up 19%

•	Adjusted Gross Profit up 134% to $46.3 million with Adjusted Gross Profit margin up 180 basis points to 33.6%

•	Adjusted EBITDA up significantly to $14.4 million from a loss of $3.0 million

•	Adjusted Net Income up significantly to $6.2 million or $0.13 per share from a loss of $4.2 million or $(0.11) per share

Management Commentary
“We reported another record quarter due to the continued strong performance of EASTON and 16% organic sales growth,” said Kevin Davis, president and CEO of Performance Sports Group. “EASTON continued to experience solid demand for its MAKO family of products, including the revolutionary TORQ bat. Our hockey business had its fifth consecutive quarter of double-digit growth, up 16% on a constant currency basis and driven by the successful launch of our VAPOR 1X stick, underscoring our well-defined strategy to grow our stick business-the largest hockey category. With this launch, our stick category grew 26% in constant currency year-to-date and 92% in Q3.

“Our third quarter results also benefited from the resurgence in our lacrosse business, with revenues up 19%. After completing a simple modification to the CASCADE R helmet early in the second quarter, the brand experienced a strong uptick in both January and February, and delivered 11% helmet sales growth for the quarter. We also continued to see growth in every equipment category of our MAVERIK line due to continued strength in our OPTIK and TANK heads, as well as our new line of shafts and gloves.

“Our consolidated business continues to perform well despite currency headwinds that have had, and will continue to have, a significant impact-particularly on our hockey business. For perspective, changes in foreign currency have reduced our year-to-date Adjusted EPS by approximately $0.17 compared to the same period last year. The U.S. dollar has strengthened even further as we head into two very significant quarters for our hockey business. This $0.17 decline is a clear example of how foreign currency markets continue to impact our reported results, but it also reflects the strength of our business and our ability to generate strong results despite these volatile currency markets.”

Fiscal Q3 2015 Financial Results
Revenues in the fiscal third quarter of 2015 increased 121% to $137.7 million compared to $62.2 million in the same year-ago quarter. On a constant currency basis, revenues were up 127%. The increase was primarily due to the addition of revenues generated by EASTON and solid growth in ice hockey equipment, partially offset by an unfavorable impact from foreign exchange. Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 16%.

Adjusted Gross Profit (a non-IFRS measure) in the third quarter increased 134% to $46.3 million compared to $19.8 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit increased 180 basis points to 33.6% compared to 31.8% in the year-ago quarter. The increase in Adjusted Gross Profit margin was primarily driven by the addition of EASTON, partially offset by the unfavorable impact from foreign exchange (see “Non-IFRS Measures” below for further discussion).

SG&A expenses in the third quarter increased 37% to $33.7 million compared to $24.5 million in the year-ago quarter, primarily due to the addition of EASTON and higher sales and marketing costs. As a percentage of revenues and excluding acquisition-related charges, share-based payment expenses and costs related to a lacrosse helmet decertification, SG&A expenses decreased significantly to 21.0% compared to 32.8% in the year-ago quarter.

R&D expenses in the third quarter increased 28% to $6.1 million compared to $4.7 million in the year-ago quarter due to continued focus on product development and the addition of EASTON. As a percentage of revenues, R&D expenses decreased 320 basis points to 4.4% compared to 7.6% in the year-ago quarter.

Adjusted EBITDA (a non-IFRS measure) increased significantly to $14.4 million compared to a loss of $3.0 million in the year-ago quarter. This increase was due to the addition of EASTON, partially offset by the unfavorable impact from foreign exchange. On a constant currency basis, Adjusted EBITDA was $17.5 million.

Adjusted Net Income (a non-IFRS measure) in the third quarter increased significantly to $6.2 million or $0.13 per diluted share, compared to a loss of $4.2 million or $(0.11) per diluted share in the year-ago quarter. The impact of foreign exchange reduced Adjusted Net Income by approximately $0.05 per diluted share compared to the third quarter last year.

On February 28, 2015, working capital was $338.6 million compared to $179.9 million on February 28, 2014, primarily due to the acquisition of EASTON and investment in the Company’s apparel business. Excluding the acquisition, working capital was $230.6 million as of February 28, 2015, an increase of 28% versus the prior year.

Total debt was $431.2 million at February 28, 2015 compared to $130.8 million at February 28, 2014. Performance Sport Group’s leverage ratio, as defined in the Company’s credit agreements, stood at 3.87x as of February 28, 2015 compared to 2.51x one year ago. The increase reflects the Company’s financing of the EASTON acquisition.

Nine Month Fiscal 2015 Financial Results
Revenues in the first nine months of fiscal 2015 increased 52% to $507.1 million compared to $333.3 million in the same year-ago period. On a constant currency basis, revenues were up 56%. Excluding the results of EASTON, as well as the impact from foreign exchange, revenues grew organically by 11%.

Adjusted Gross Profit in the first nine months increased 50% to $181.9 million compared to $120.9 million in the year-ago period. As a percentage of revenues, Adjusted Gross Profit was 35.9% compared to 36.3% in the same year-ago period.

SG&A expenses increased 40% to $109.0 million compared to $77.8 million in the same period a year ago. As a percentage of revenues and excluding acquisition-related charges, share-based payment expenses and costs related to the lacrosse helmet decertification, SG&A expenses decreased 150 basis points to 18.8% compared to 20.3% in the first nine months of fiscal 2014.

R&D expenses increased 37% to $18.0 million compared to $13.1 million in the year-ago period. As a percentage of revenues, R&D expenses decreased 30 basis points to 3.6% compared to 3.9% in the first nine months of fiscal 2014.

Adjusted EBITDA increased 65% to $78.5 million compared to $47.7 million in the year-ago period. Without the impact of currency fluctuations, Adjusted EBITDA increased 84% to $87.8 million.

Adjusted Net Income in the first nine months of fiscal 2015 increased 51% to $40.0 million or $0.87 per diluted share, compared to $26.5 million or $0.71 per diluted share in the year-ago period. The impact of foreign exchange reduced Adjusted Net Income by approximately $0.17 per diluted share compared to the same period last year.

Segment Review
Hockey revenues in the third quarter increased 9% to $53.9 million, driven by the new VAPOR 1X stick launch, partially offset by the shift in timing of certain orders to earlier this year and an unfavorable impact from foreign exchange. Excluding currency impacts, hockey revenues increased 16% in the quarter due to composite stick sales growth of 92%.

Hockey EBITDA was a loss of $4.0 million in the third quarter compared to a loss of $3.2 million in the year-ago period. The slight decrease was due to the impact of foreign exchange, which more than offset higher revenues in the quarter. Excluding foreign exchange, Hockey EBITDA increased $2.5 million or 78%.

Baseball/Softball revenues in the third quarter increased significantly to $71.9 million from $2.9 million in the year-ago period due to the addition of EASTON.

Baseball/Softball EBITDA in the third quarter increased substantially to $18.9 million from a loss of $0.1 million in the year-ago period.

Revenues in the Other Sports segment, which comprises lacrosse and soccer, increased 19% to $11.9 million. This was driven by 19% growth in lacrosse, including an 11% increase from CASCADE and growth in every equipment category of the MAVERIK brand. CASCADE benefited from the resumption of helmet shipments following the recertification of the R helmet and all other current models. MAVERIK continued to see strong demand for its new line of heads and shafts, as well as its new protective equipment and team gloves.

Other Sports EBITDA in the third quarter increased 11% to $2.1 million from $1.9 million in the year-ago period. This was driven by growth in lacrosse revenues, partially offset by lower gross margins in lacrosse due to higher inventory reserves and lower margins on lacrosse helmets as a result of changes required for the recertification of the CASCADE R helmet.

Conference Call
Performance Sports Group will hold a conference call tomorrow, April 14, 2015 at 10:00 a.m. Eastern time to discuss its fiscal 2015 third quarter results.

The Company’s President and CEO Kevin Davis and CFO Amir Rosenthal will host the conference call, followed by a question and answer period.

Date: Tuesday, April 14, 2015
Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)
Toll-free dial-in number: 1-888-427-9419
International dial-in number: 1-719-325-2323
Conference ID: 3362697

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Liolios Group at 1-949-574-3860.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=113709 and via the investors section of the Company’s website at www.PerformanceSportsGroup.com.

A replay of the conference call will be available after 1:00 p.m. Eastern time on the same day through April 28, 2015.

Toll-free replay number: 1-877-870-5176
International replay number: 1-858-384-5517
Replay ID: 3362697

About Performance Sports Group Ltd.
Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. Performance Sports Group is a member of the S&P/TSX Composite Index. For more information on the Company, please visit www.PerformanceSportsGroup.com.

The Company filed its annual report on Form 40-F for the fiscal year ended May 31, 2014 with the U.S. Securities and Exchange Commission on August 27, 2014. The Form 40-F, including the Company’s audited annual financial statements incorporated by reference therein, may be accessed via www.sec.gov or the Company’s website, www.PerformanceSportsGroup.com. Hard copies of the Company’s complete audited annual financial statements are available upon request free of charge.

Non-IFRS Measures
Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures, such as Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss, to provide investors with a supplemental measure of its operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. The Company also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.

Adjusted Gross Profit, Adjusted EBITDA, Adjusted EPS and Adjusted Net Income/Loss are non-IFRS measures. Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) non-cash charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions and (iv) other one-time or non-cash items. Adjusted EBITDA is defined as EBITDA (net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the credit facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation) before restructuring and other one-time or non-cash charges associated with acquisitions, other one-time or non-cash items, pre-Canadian initial public offering sponsor fees, costs related to share offerings, as well as share-based payment expenses. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the Company’s initial public offering in Canada, costs related to share offerings, share-based compensation expense and other non-cash or one-time items.

Further discussion of these non-IFRS measures to the relevant reported results can be found in the tables at the end of this press release and in the Company's MD&A for the third quarter under “Non-IFRS Reconciliations.”

All references to “constant currency” reflect the impact of translating the current period results at the monthly foreign exchange rates from the prior year period. This translation impact does not include the impact of foreign exchange on the Company’s direct material costs or gains/losses on derivatives. For more information, see “Factors Affecting our Performance - Impact of Foreign Exchange” in the Company’s MD&A.

Caution Regarding Forward-Looking Statements
This press release includes forward-looking statements within the meaning of applicable securities laws including with respect to the expected continuation of strong currency headwinds and the significant impact of such currency headwinds on the Company’s business, particularly on the Company’s hockey business, and the ability of the Company to generate strong results despite the volatile currency headwinds. Forward-looking statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "trends," "indications," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their nature, are based on assumptions, including those described herein and are subject to important risks and uncertainties. Many factors could cause the Company's actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands, inability to introduce new and innovative products or enter into new markets on the anticipated timeline, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third party suppliers will meet quality and regulatory standards, infringement of intellectual property rights of others, inability to successfully implement our strategic initiatives, including our profitability improvement initiative, inability to successfully open and operate BAUER retail experiences and to meet current profitability expectations, inability to successfully design products that satisfy the standards established by testing and athletic governing bodies, diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of the National Hockey League, Major League Baseball or other professional or amateur leagues in sports in which our products are used, reliance on third party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, imposition of new trade restrictions or existing trade restrictions becoming more burdensome, consolidation of our customer base (and the resulting possibility of lower gross margin due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to expand into international market segments, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims, product recalls and license decertifications, changes in compliance standards of testing and athletic governing bodies, risks associated with our third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations, inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome, departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball, litigation, including certain class action lawsuits, employment or union related disputes, disruption of information technology systems, potential environmental liabilities, restrictive covenants in the Credit Facilities, unanticipated levels of indebtedness, inability to generate sufficient cash to service all the Company’s indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition, inability to grow revenues each year faster than the total market for each of our sports, ability to forecast revenue growth for each of our sports, undisclosed liabilities acquired pursuant to recent acquisitions, significant transaction and related costs in connection with the integration of Easton Baseball/Softball, inability to continue making strategic acquisitions, possibility that judgments may be enforced against us, inability to grow market share, volatility in the market price for Common Shares, possibility that we may be declared a passive foreign investment company for United States tax purposes, possibility that we may need additional capital in the future, assertion that the acquisition of the Bauer business at the time of the Canadian initial public offering was an inversion transaction, conversions and potential future sales of Common Shares, our current intention not to pay cash dividends, conflicts of interests among investors, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign exchange derivative instruments, the impact of the conversion to U.S. GAAP on our financial statements, general adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations, and natural disasters, as well as the factors identified in the "Risk Factors" section of the Company’s MD&A for the third quarter and the Company’s Annual Information Form dated August 27, 2014 which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
(Expressed in thousands of U.S. dollars)

	As of	As of
	February 28, 2015	May 31, 2014
ASSETS
Cash	$20,721	$6,871
Trade and other receivables	220,062	207,584
Inventories	170,668	159,292
Income taxes recoverable	13,679	5,580
Foreign currency forward contracts	1,856	3,193
Prepaid expenses and other assets	4,555	6,062
Total current assets	431,541	388,582

Property, plant and equipment	14,102	13,572
Goodwill and intangible assets	394,032	407,123
Other non-current assets	6,680	475
Deferred income taxes	11,980	10,743
TOTAL ASSETS	$858,335	$820,495

LIABILITIES
Debt	$111,353	$91,518
Trade and other payables	52,179	42,116
Accrued liabilities	44,080	38,593
Provisions	7,199	6,238
Income taxes payable	673	3,788
Retirement benefit obligations	319	358
Total current liabilities	215,803	182,611

Debt	319,875	431,573
Provisions	184	257
Retirement benefit obligations	4,820	5,506
Other non-current liabilities	84	115
Deferred income taxes	2,035	2,606
TOTAL LIABILITIES	542,801	622,668

EQUITY
Share capital	276,802	145,970
Contributed surplus	7,746	13,426
Retained earnings	47,913	47,124
Accumulated other comprehensive loss	(16,927)	(8,693)
TOTAL EQUITY	315,534	197,827

TOTAL LIABILITIES & EQUITY	$858,335	$820,495

PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(Expressed in thousands of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	February 28,		February 28,
	2015	2014	2015	2014
Revenues	$137,746	$62,197	$507,135	$333,277
Cost of goods sold	95,489	43,349	345,008	216,732
Gross profit	42,257	18,848	162,127	116,545
Selling, general and administrative expenses	33,647	24,501	109,017	77,810
Research and development expenses	6,094	4,763	18,007	13,141
Income (loss) before finance costs, finance income, other expenses and income tax expense (benefit)	2,516	(10,416)	35,103	25,594
Finance costs	18,031	1,591	36,300	5,384
Finance income	(1,588)	(5,044)	(5,352)	(8,148)
Other expenses	14	121	42	148
Income (loss) before income tax expense (benefit)	(13,941)	(7,084)	4,113	28,210
Income tax expense (benefit)	(2,455)	(2,199)	3,324	8,393
Net income (loss)	$(11,486)	$(4,885)	$789	$19,817

Other comprehensive income (loss):
Items that may be reclassified to net income (loss):
Foreign currency translation differences	(5,383)	(5,477)	(8,331)	(8,023)
Items that will not be subsequently reclassified to net income (loss):
Actuarial gains on defined benefit plans, net	66	28	97	40
Other comprehensive loss, net of taxes	(5,317)	(5,449)	(8,234)	(7,983)
Total comprehensive income (loss)	$(16,803)	$(10,334)	$(7,445)	$11,834
Basic earnings (loss) per common share	$(0.26)	$(0.14)	$0.02	$0.56
Diluted earnings (loss) per common share	$(0.26)	$(0.14)	$0.02	$0.53

PERFORMANCE SPORTS GROUP LTD.
RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT (UNAUDITED)
(Expressed in millions of U.S. dollars)

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
	2015	2014	2015	2014

Gross profit	$42.3	$18.8	$162.1	$116.5
Amortization & depreciation of acquired assets	3.4	0.9	10.3	2.7
Inventory step-up / step-down & reserves	—	—	7.1	0.9
Other	0.6	0.1	2.4	0.8
Adjusted Gross Profit	$46.3	$19.8	$181.9	$120.9

PERFORMANCE SPORTS GROUP LTD.
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND TO ADJUSTED EBITDA (UNAUDITED)
(Expressed in millions of U.S. dollars)

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
	2015	2014	2015	2014

Net income (loss)	($11.5)	($4.9)	$0.8	$19.8
Income tax expense (benefit)	(2.5)	(2.2)	3.3	8.4
Depreciation & amortization	5.3	2.2	15.5	6.7
Interest expense, net	3.9	1.1	12.6	4.1
Deferred financing fees	0.6	0.3	1.9	1.1
Unrealized (gain)/loss on derivative instruments, net	0.1	(2.1)	1.0	(1.5)
Foreign exchange (gain)/loss	13.2	(1.7)	20.3	(2.8)
EBITDA	$9.1	($7.3)	$55.4	$35.8

Acquisition Related Charges:
Inventory step-up / step-down & reserves	—	—	7.1	0.9
Rebranding / integration costs	1.2	(0.2)	4.7	1.8
Acquisition costs	1.4	3.1	2.5	4.9
Subtotal	$2.6	$2.9	$14.3	$7.6

Costs related to share offerings	—	0.1	—	0.5

Share-based payment expense	1.9	1.1	5.5	2.9

Other	0.8	0.2	3.3	0.9

Adjusted EBITDA	$14.4	($3.0)	$78.5	$47.7

PERFORMANCE SPORTS GROUP LTD.
RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME (LOSS) AND TO ADJUSTED EPS (UNAUDITED)
(Expressed in millions of U.S. dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
	2015	2014	2015	2014

Net income (loss)	($11.5)	($4.9)	$0.8	$19.8

Foreign exchange loss / (gain)	13.4	(3.6)	20.2	(3.3)
Costs related to share offerings	—	0.1	0.1	0.5
Acquisition-related charges	5.6	3.5	23.6	9.4
Share-based payment expense	1.9	1.1	5.5	2.9
Other	0.8	0.2	3.3	0.9

Tax impact on above items	(4.0)	(0.6)	(13.5)	(3.7)

Adjusted Net Income (Loss)	$6.2	($4.2)	$40.0	$26.5

Average diluted shares outstanding	47,098,364	37,694,392	46,012,250	37,155,632

Adjusted EPS	$0.13	($0.11)	$0.87	$0.71

PERFORMANCE SPORTS GROUP LTD.
SEGMENT RESULTS (UNAUDITED)
(Expressed in millions of U.S. dollars)

	Three Months Ended		Nine Months Ended
	February 28,		February 28,
	2015	2014	2015	2014

Hockey	$53.9	$49.3	$327.7	$301.8
Baseball/Softball	71.9	2.9	153.5	6.7
Other Sports	11.9	10.0	25.9	24.8
Total Revenues	$137.7	$62.2	$507.1	$333.3

Hockey	($4.0)	($3.2)	$47.9	$51.0
Baseball/Softball	18.9	(0.1)	34.1	(0.9)
Other Sports	2.1	1.9	2.2	2.3
Total Segment EBITDA	$17.0	($1.4)	$84.2	$52.4

Company Contact:
Amir Rosenthal
Chief Financial Officer
Tel 1-603-610-5802
investors@performancesportsgroup.com

Investor Relations:
Liolios Group Inc.
Cody Slach
Tel 1-949-574-3860
PSG@liolios.com

Media Contact:
Steve Jones
Sr. Director, Corporate Communications
Performance Sports Group Ltd.
Tel 1-603-430-2111
media@performancesportsgroup.com